SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of OCTOBER, 2003 .

                          CALIFORNIA EXPLORATION LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F    X        Form 40-F
                    -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.



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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                     No    X
                     -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                               California Exploration Ltd.
                                               (Registrant)

Date   October 8, 2003                         By  /s/ Nick DeMare
     --------------------                      ---------------------------------
                                               (Signature)
                                               Nick DeMare, Director




1 Print the name and title of the signing officer under his signature.



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                                      - 1 -


                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act

                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.   Reporting Issuer

     The full name of the Issuer is California Exploration Ltd. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #1305 - 1090 West Georgia Street
     Vancouver, BC
     V6E 3V7
     Phone:  (604) 685-9316

2.   Date of Material Change

     October 08, 2003

3.   Press Release

     A press release dated October 8, 2003, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.   Summary of Material Change(s)

     Please see attached press release for details.

5.   Full Description of Material Change

     Please see attached press release for full details.

6. Reliance on Section 85(2) of the British Columbia Act, and Section 118(2) of the Alberta Act

     Not Applicable




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                                      - 2 -

7.   Omitted Information

     Not Applicable

8.   Director

     The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     Nick DeMare
     Director
     Phone:  (604) 685-9315

9.   Statement of Director

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 8th day of October, 2003.




                                            /s/ Nick DeMare
                                            ------------------------------------
                                            Nick DeMare, Director

                           CALIFORNIA EXPLORATION LTD.
                         #1305 - 1090 W. Georgia Street
                              Vancouver, BC V6E 3V7
                       Tel: 604-685-9316 Fax: 604-683-1585
                                TSX V SYMBOL: CAX
                               OTCBB SYMBOL: CAXVF

--------------------------------------------------------------------------------


NEWS RELEASE                                                     OCTOBER 8, 2003


The Company announces the resignation of Mr. Desmond O'Kell as director and President. The Company wishes to thank Mr. Desmond for his service and wishes him well. Mr. Nick DeMare has been appointed President.

The Company also wishes to announce that Mr. Andrew Carter and Mr. Harvey Lim have been appointed as a directors.

In 1988, Mr. Carter was appointed Chief Executive of RAC Finance Limited, the largest non-bank owned commercial financier in Western Australia. During this time, he was appointed Chairman and Director of Australian Finance Conference Limited and represented the industry as a panel member of the Commercial Tribunal for Western Australia. Whilst in Australia, Mr. Carter was admitted as an associate of the Australian Institute of Credit Management. In 1999, Mr. Carter relocated to Vancouver where he has been providing services as an independent corporate consultant.

Mr. Harvey Lim holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since 1991, Mr. Lim has been employed as controller by Chase Management Ltd., a private company which provides a broad range of administrative, management and financial services to private and public companies.



ON BEHALF OF THE BOARD

/s/ Nick DeMare
---------------------
Nick DeMare, Director


         The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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